This presentation has been prepared by DT House Limited (the “Company”) and is authorized for use only by intended recipients in connection with the Company’s proposed offering. Any unauthorized use or distribution of this presentation is not permitted. This presentation is an “issuer free writing prospectus” under SEC Rule 433 and relates to the Company’s Registration Statement on Form F-1, as amended (No. 333 - 285475). The Company has filed the issuer free writing prospectus, the registration statement, and the accompanying prospectus with the SEC, which are available as described above. Please refer to those filings for more complete information. By viewing this presentation, you acknowledge that you are doing so in accordance with the applicable offering rules and regulations. Investors are urged to read the prospectus before making an investment decision.

DT House Reserved NASDAQ Symbol. DTDT August 2025 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited.

Free Writing Prospectus Statements 1 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited. This free writing prospectus relates to the proposed public offering of ordinary shares ("Shares") of DT House ("we", "us", or "our") and should be read together with the Registration Statement we filed with the U . S . Securities and Exchange Commission (the "SEC") for the offering to which this communication relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 2047713 / 000121390025072682 /ea 0247969 - f 1 a 2 _dthouse . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact American Trust Investment Services, Inc . , 1244 119 th St, Whiting, IN 46594 , or via email : info@amtruinvest . com , or contact DT House via email : admin@dt - house . com

Disclaimer

This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section in the Registration Statement. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering. Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited.

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Offering Summary This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited. 3 DT House Limited Issuer Initial Public Offering on Nasdaq Capital Market Proposed listing DTDT Reserved symbol 13,125,000 Ordinary Shares Shares outstanding prior to completion of offering 1,875,000 Ordinary Shares, or 2,156,250 Ordinary Shares if the underwriter exercise their over - allotment option in full Shared offered US$4.00 to US$5.00 per Share Price range US$7,500,000 based on minimum offering price per Share Offering size • 30% for developing and upgrading our information technology infrastructure; • 30% for potential mergers and acquisitions in the future; • 20% for the registration and setting up of our overseas business entities, branches, offices, and associated compliance costs; and • 20% for supplementing our operating cash flow and general corporate use. Use of proceeds 6 months for all directors, executive officers, and existing shareholders holding 5% or more of the Ordinary Shares Lock - up American Trust Investment Services, Inc Sole underwriter

01 About Us

Company Overview 5 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited. Our story Established in 2020 , DT House (fka . Upperhouse Group) is a boutique consulting firm at the forefront of technology integration . Headquartered in UAE Abu Dhabi ’ s sustainability & AI hub Masdar City, we are trusted by a wide range of clients from US, Hong Kong, Singapore and UAE . We also maintain satellite offices in Hong Kong . We provide corporate consultancy services with a focus on environmental, social and governance - related aspects (commonly known as “ ESG ” ), helping enterprises and corporations enhance business resiliency, achieve sustainable cost savings, and identify revenue - generating opportunities . We also operate travel - related services in UAE with an emphasis on eco - friendly and sustainable travel practices . Corporate Structure prior to the Offering

Our Team

DT HOUSE



Yuran Yin

Chair of the Board & CEO

Passionate advocate for ESG strategies

•Growth equity investor with multiple successful exits including Didi, Xiaomi, Kuaishou, SenseTime, etc
•Founding team at Y2 Capital, an ESG thematic long/short hedge fund
•PE investment manager at China CITIC Financial Asset Management
•ESG credentials by SASB, EFFAS and CFA
•BA History of Art and Architecture, Harvard University



Dyota Marsudi

CSO

Seasoned list-co exec with digital expertise

•CEO at Indonesian listed digital bank PT Bank Aladin Syariah (IDX.BANK)
•Expert staff and national digital transformation committee member of the Indonesian Ministry of National Development Planning
•Independent Investment Committee Member of Indonesia's Merah Putih Fund
•Co-founder at Happy5, an OKR performance mgmt. SaaS
•Senior Executive Director of Investments of Temasek's Vertex Ventures
•Consultant at Boston Consulting Group
•BA Accounting, Universitas Indonesia; MBA, INSEAD



Elvin Zhang

CFO

Skilled innovator across conglomerates' BUs

•Strategic investment director at SinarMas Group
•Founder at Toucan Pay, an OFW payment APP
•Venture capitalist at Temasek's Vertex Ventures
•Monetary Authority of Singapore (CMFAS) licenses
•Bachelor of Business with Honors, Nanyang Technological University; EMBA, Tsinghua PBC School of Finance



Lilin Hu

General Manager (Travel)

12 yrs experience in tourism & community engagement

•Tour Manager at Jiangxi China Environment Int'l Travel Service Co (CEITS), China's first travel service conglomerate focusing on climate-friendly travelling
•Partner at SCP General Trading Co
•Tour Guide License in Dubai, UAE
•Bachelor of Tourism, Jiangxi Agriculture University

This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited.

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Nicholas Aaron Khoo INED • COO of Global Star Acquisition Inc (NASDAQ.GLST) • Advisor to the Board of the Global Esports Federation • Corporate strategist at Visa APAC • Public services: SG50 Education and Youth Committee Member, Media Advisory Committee Member, Vision 2030 Gen Z Sub Committee Member, and Outward - Bound Singapore Leadership & Service Award Selection Committee Chairperson. • Social awards: Friend of MCCY by Singapore's Ministry of Culture, Community & Youth (2018), National Day Award by Minister for Home Affairs (2021), Service to Education Award by the Ministry of Education (2022), and Outstanding Volunteer Award by Minister of Social and Family Development (2024) • MBA & BSc Computer Information Systems, Arcadia University Yvonne Chow, CPA INED & Chair of Audit Committee 7 Our Independent, Non - Executive Directors (INEDs) This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited. Toi Ngee Tan, CFA INED & Chair of Compensation Committee & Chair of Nominating and Corporate Governance Committee • Founding Partner at Wright Partner • Sustainable growth and innovation manager at Golden Energy and Resources (formerly SGX.GOLD) • Founder at Juvo Labs, an IoT solution provider • Regional corporate strategy manager at Robert Bosch • Senior research analyst at Singapore Government • MEng & BSc Computer Engineering, Cornell University • Partner at KTC Partners CPA Ltd • Audit Manager at Crowe HK CPA Ltd • Excavator at IR David Foundation, City of David in Isreal • Member of Hong Kong Institute of Certified Public Accountants since July 2021 • Member of Institute of Chartered Accountants in England and Wales (ICAEW) since July 2022 • MA Religion, Yale University; BA Government and Political Science, Smith College

02 Businesses

Lower tail risk 7 Low ESG rating High ESG rating The number occurred events Companies with high ESG ratings have a lower frequency of special risk events, while companies with lower ESG ratings are more likely to experience major accidents Corporate share price volatility pullback performance 2009 0 1 2 3 4 5 6 Date 2011 2013 2015 2017 2019 Higher profit margins Corporate profit margin quantile line - 0.3 - 0.2 - 0.1 0 0.1 0.2 0.3 01 02 03 04 05 Profit (Z - Score) Group Companies with high ESG ratings are more competitive and generate outstanding returns , especially those with higher profitability and dividend payments compared to companies with low ESG ratings Present Value Average Lower systemic risk - 0.4 - 0.2 - 0.1 0 0.1 0.2 0.4 - 0.3 0.3 Enterprise systematic fluctuation quantile line System volatility (Z - Score) High ESG rating companies have lower systemic risk exposure, which is manifested by less volatility in earnings and less volatility in the system . They also have lower BETA and cost of capital compared to companies with lower ESG ratings 01 02 03 04 05 Group Present Value Average ESG has been a Compelling Global Movement Since Mid 2010s Potential Value Creation 90% Consumers demand sustainable products and shopping formats of consumers are willing to spend an extra 10% or more for demonstrably sustainable products Millennials prefer to work for an employer who is committed to sustainability 70% of Millennials prefer to work in a company with a strong sustainability agenda Suppliers show increased commitments to disclosures along the supply chain +41% more suppliers responded to CDP ’ s annual questionnaires rising to over 11 ’ 000 suppliers in 2021 88% Investors value sustainable business of investors see sustainability as a driver of competitive advantage Regulators are increasing non - financial reporting requirements +74% rise of non - financial reporting provisions issued by governmental bodies between 2016 - 2020 Increasing Market Demands 9 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited. Industry Overview RL1 EZ2

Growing Markets for both Consulting and Travelling businesses 10 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited. Industry Overview

CONSULTING: ESG Advisory to Enhance Business Performance Report Illustrations 11 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited. Various modules We offer a range of packages to our corporate consultancy services clients. Based on an assessment of each client ’ s readiness in ESG strategy, we recommend the most suitable module, or a combination of modules tailored to their specific needs. Alternatively, our clients may choose and subscribe to the appropriate module or modules themselves.

TRAVELLING: Sustainable Travel Experiences in UAE Travelling Tour Operator: Create customized, sustainable itineraries that balance leisure objectives with eco - friendly travel options. We provide: (i) the design of customized itineraries and enters into pricing agreements with customers; (ii) the collection of customer payments; (iii) the sourcing and integration of third - party tourism resources, including transportation, accommodations, entertainment, meals, and tour guides; and (iv) management of all logistical arrangements and provides on - site support throughout the duration of the tour. Ticket Sales: Provide leisure travelers with flexible, convenient, and sustainable travel experiences in UAE. Currently, our major customers are two online leisure - travel platforms, namely, Trip.com Group Limited (Nasdaq: TCOM) and Fliggy International Platform (fliggy.com, a member of Alibaba Group (NYSE: BABA), which are online marketplaces of tourism products) 12 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited. Ancillary to our corporate consultancy services, we provide segmented travel - related services to our customers, primarily involving the (1) one - stop tour operator, providing end - to - end multi - day tour packages to organized groups, and (2) sale of tourism attraction tickets

We have Competitive Pricing Capabilities 13 This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly pr ohi bited. Traditional consultancies ESG reporting and compliance firms DT House • Measure risk, strategize and implement ESG activities • Capture opportunities for clients High Value Market landscape matrix Low Value High Cost Low Cost ESG PR consultancies Categories Total cost DT House Lowest due to integrated AI systems to streamline solutions Traditional Mega Consulting Firms Highest due to branding, global resources & manpower • Periodical diagnosis • Full ESG framework Trend - specific Consulting Firms Lower for producing less meaningful templates In - house Hired Staffs High fixed manpower costs (excl ESG technologies) • ESG Consultants • CFO • Product Manager • Investment relations Where we Play How we Play

We have **Robust Technology Integrations and Adoptions**

DT HOUSE

Public ESG frameworks, guidelines and knowledge…

Intergovernmental Panel on Climate Change (IPCC)
International Renewable Energy Agency (IRENA)
International Energy Agency (IEA)
Carbon Capture, Utilization, and Storage (CCUS)
World Resources Institute (WRI)
Etc…

… streamlined by agentic AIs…

Deep Research	Keep up with industry best practices, peers' benchmarking and regulatory updates
Discovery	Get inspirations for white spaces and potential profitability strategies
Scout	Map useful toolkit-techs beyond our ecosystem

Work Flows	Create in-house periodical reporting workflows
Data Analyses	Reduce hallucination through retrieval augmentation from credible sources
Presentation	Streamline and assist in creation of actual context deliverables

Data lake → Data platform → Insight extraction → LLM Synthesis → Auto-Quality Check → Agent Orchestration → User interface

…refined by internal experts with qualifications from …

- AEE's Carbon Auditing Professional
- IFRS' SASB ESG Accounting Standards
- CFA's certificate in ESG investing
- EFFAS' Certified ESG Analyst

…structured through our services…

- Readiness Package
- Value Package
- Capacity Building Package
- Capital Market Package
- Vendor Selection Package



This document contains confidential and proprietary information. Unauthorized use, disclosure, or distribution is strictly prohibited.

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Invest in technology and product development capabilities Focus on growth and expansion into MENA Region and new markets Pursue selective strategic investments, relationships and acquisition opportunities 15 Our Strategies

03 Financials

Key Financials 1,331.6 FY2023 FY2024 Revenue (US$ ‘ 000s) 3.1 504.8 1H2024 1H2025 145.3 280.0 650.1 0 1,334.7 280.0 918.4 FY2023 FY2024 Net Profit & Net Margin (US$ ‘ 000s) 248.2 1H2024 1H2025 176.6 248.2 (52.0) 918.4 176.6 N.A 38.2% Travel - Related Services Corporate Consultancy Services 63.1% 68.8% (52.0)

18 Unaudited Financial Results For 1H25

19 Audited Financial Results For FY24

Hong Kong Room 03 - 06, 10th Floor, YF Life Ctr, 38 Gloucester Rd, Wan Chai, Hong Kong UAE FD - First Floor, Incubator Building, Masdar City, Abu Dhabi, UAE DT House www . dt - house . com